FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated November 8, 2011, announcing that it’s subsidiary Wavestream has introduced the AeroStream airborne transceiver product family.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 8, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat’s Wavestream Introduces AeroStream Airborne Transceiver Product
Family

-   25W and 40W Ku-Band Transceivers First Products Available To Meet Market Demand   -

Petah Tikva, Israel, November 08, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that its wholly owned subsidiary Wavestream® introduced the AeroStream™ family of airborne-qualified solid-state transceivers for integration into both military and commercial airborne and unmanned satellite communication systems. The AeroStream product line introductions include compact Ku-band transceivers in 25W and 40W transmit output and full Ku-band receive options for pressurized and non-pressurized airborne environments.

“The demand for bandwidth and constant connectivity is continuing to escalate, driven by both military and commercial consumers who require access to video, voice and data in real time, wherever they happen to be – on land, on the sea or in the air,” stated Terry Magee, executive vice president of Portfolio Management at Wavestream. “For airborne applications in particular, Wavestream technology is well suited to meet the rigorous specifications for size and weight limitations to minimize the impact on aircraft structures, while providing the power, efficiency and reliability required for SATCOM antenna systems and high bandwidth applications in extreme airborne environments. We are very excited about entering this new, expanding market and to offer our proven solid state technology to meet the growing demand for in-flight SATCOM connectivity.”

AeroStream products are designed to meet the requirements of RTCA/DO-160G, Boeing, Airbus, and ARINC specifications for commercial aircraft, and MIL-STD requirements for military aircraft. Based on Wavestream’s patented Spatial Power Advantage™ technology, AeroStream provides high output power with greater efficiency and reliability, all in more compact, lighter product package designs suitable for the extreme airborne environment. The new AeroStream 25W and 40W Ku-band transceivers offer the necessary interfaces to work seamlessly with leading modems and Antenna Control Units, providing system integrators with a convenient turnkey solution.

“For military and defense applications, it’s all about staying connected to save lives and support operations, including humanitarian, relief and rescue missions worldwide,” continued Magee. “For commercial customers, it’s about constant connectivity to ensure access to the same applications, Internet video and voice found at home or the office while traveling anywhere either for work or for pleasure. Wavestream’s new AeroStream products will help integrators provide that in-flight connectivity to meet both market requirements, as SATCOM systems continue to offer flexible solutions that other technologies cannot provide.”

AeroStream Ku-band products are available for integration into airborne SATCOM antenna systems based on customer-defined application requirements and specifications. Ka-band support is planned for early 2012.

About Wavestream
Wavestream designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. The company’s innovative, patented Spatial Power Advantage technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Wavestream is a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). For more information, please visit the company’s web site at www.wavestream.com

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Johnson
Wavestream
+1 (858) 345-5462
karen.johnson@wavestream.com

Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com